September 29, 2008

Mail Stop 6010

Stephen J. Fanning
Chairman, President and Chief Executive Officer
Thermage, Inc.
25881 Industrial Boulevard
Hayward, CA 94545

> **Re:** **Thermage, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 16, 2008**
> **File No. 333-152948**

Dear Mr. Fanning:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

What approval is required, page iv

1. We note your revisions in response to prior comment 1 disclosing that closing could be delayed or prevented. With a view toward clarified disclosure in appropriate sections of your document, please tell us the potential effects of a *post-closing* challenge based on the lack of the vote required under the California law. Include in your response whether the challenge could affect whether the offered securities are or were legally issued.

The merger may be challenged on the grounds . . ., page 21

2. Your disclosure in response to prior comment 3 appears to be limited to California cases regarding the applicability and validity of Section 2115 decided subsequent to the *VantagePoint* decision. However, if prior cases have reached a

conclusion that contradicts the conclusion in *VantagePoint*, please disclose the contradiction.

Background, page 57

3.   We note your responses to prior comments 5 and 6; however, your disclosure continues to be unclear regarding the reasons that Reliant and Thermage rejected the other proposals. For example, you disclose on page 60 that your board concluded that there was a "limited possibility" of completing a transaction with Company A, and you continue to disclose on page 61 that Company B would not be able to consummate the transaction. Please revise to provide greater specificity. If the identity of the bidder is required for investors to adequately assess your statements regarding the reasons for rejecting a bid, please disclose the identity. In addition, you disclose on pages 60-62 that the proposals did not "imply an adequate value" and that the value of Thermage was well in excess of the price offered. If these proposals were at a premium to the market price of Thermage's common stock, then disclose that fact and clearly explain how your board concluded that the amounts offered were inadequate. Note also you obligations under Item 4(b) of Form S-4.

4.   We reissue prior comment 6 with respect to the "all-cash alternative acquisition proposal" mentioned on page 58.

Information about Piper Jaffray, page 80

5.   Please quantify the amount of compensation Reliant has paid and will pay to Piper Jaffray.

Material U.S. Federal Income Tax Consequences . . ., page 85

6.   We note your new disclosure on page 86 regarding the tax treatment of the Distribution as it relates to merger. Please expand to clarify why it "is not free from doubt" that the merger and Distribution will be treated as a single integrated transaction. If counsel is unable to opine on this matter, it should state so clearly and disclose the potential consequences and risks to Reliant shareholders if the Distribution and merger are considered to be separate transactions and if they are considered to be a single integrated transaction.

Structure of the Integrated Merger, page 89

7.   Regarding your response to prior comment 9, please:

        •   expand to clarify why the two-step merger structure is necessary to qualify the transaction as a reorganization and provide the tax advantages referenced in

> your disclosure. For example, explain why a one-step structure would be insufficient to accomplish these purposes;
> - disclose the "certain corporate tax advantages" mentioned; and
> - ensure that your tax opinions filed per Regulation S-K Item 601(b)(8) cover this disclosure.

Distribution, page 102

8.   Regarding your response to prior comment 7:

- Please revise your disclosure to clarify briefly how the distribution will be *pro rata* given the existence of both common and preferred stock.
- If true, state clearly that the securities have not been and will not be registered under the Securities Act and are subject to transfer limits.

Reliant Support Agreements, page 107

9.   We are unable to agree with your analysis in your response to prior comment 10 regarding Section 5 of the Securities Act. The position you cite on page 6 of your response is not applicable to your situation because it permits the registration of offers and sales made pursuant to lock-up agreements and only when, among other things, votes will still be solicited from shareholders of the target company who have not signed the agreements. Therefore, it remains unclear how obtaining your written consents was consistent with Section 5. Please advise.

Agreement to Vote, page 107

10.   Your statement in the last paragraph of this subsection that Reliant received the consents from the requisite number of shares to approve the transactions appears to be inconsistent with your risk factor on page 21. If you mean that those shareholders held the requisite number of shares that would be required to approve the transaction under Delaware law but not California law, please say so directly. Also disclose the percentage of each applicable class of shares actually held by the consenting stockholders, and disclose those stockholders' relationship to you.

Exhibit Index, page II-2

11.   Please file final, signed and dated opinions – not merely forms.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Chris F. Fennell, Esq.—Wilson Sonsini Goodrich & Rosati P.C.